Exhibit 99.1

China Cord Blood Corporation Announces Formation of a Special Committee to Evaluate Non-Binding Proposal

HONG KONG, China, April 29, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that in response to the non-binding proposal letter dated April 27, 2015 received by the Company’s Board of Directors (the “Board”) from Golden Meditech Holdings Limited (“Golden Meditech”), relating to the acquisition of all of the outstanding ordinary shares of the Company not already owned by Golden Meditech in a “going private” transaction, the Board has formed a special committee of independent directors who are not affiliated with Golden Meditech (the “Special Committee”) to evaluate such proposal.  The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng, each of whom currently serves as an independent director on the Board, with Mr. Chen serving as the chair of the Special Committee. The Special Committee intends to retain advisors, including an independent financial advisor and U.S. and Cayman Islands legal counsel, to assist it in its evaluation.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the proposal letter. There can be no assurance that any definitive offer will be made by Golden Meditech or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com